UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of the Issuer)

Banco Santander, S.A.

(Name of Person Filing Statement)

Series B Shares, par value Ps.3.780782962*
American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Michael J. Willisch, Esq.

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

Madrid, Spain 28046

Tel: +34 91 768 9600

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the transaction statement on Schedule 13E-3 filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”), with the SEC on February 7, 2023 (as amended and supplemented by Amendment No. 1 and as further amended or supplemented from time to time, the “Statement”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Statement relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase) (which, as amended or supplemented from time to time, collectively constitute the “U.S. Offer”).

The Purchaser is making a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is addressed to holders of Series B Shares that are residents of, or located in, the United States and to all holders of ADSs, wherever located. Separate offering documents relating to the concurrent Mexican Offer have been published in Mexico and made available to all holders of Series B Shares that are not residents of the United States. ADSs MAY NOT BE TENDERED IN THE MEXICAN OFFER.

The information in the Statement is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent provided in this Amendment No. 1. All information contained in this Amendment No. 1 and the Statement concerning the Company and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules thereto, the related Acceptance for B Shares and ADS Letter of Transmittal and the tender offer statement on Schedule TO filed by Purchase with the SEC on February 7, 2023 (as amended or supplemented from time to time, including by Amendment No. 1 thereto filed on March 1, 2023, the “Schedule TO”) is hereby expressly incorporated by reference in response to all items of the Statement and amends and supplements, as the case may be, the Statement. The responses to each item in the Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule TO. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase and the Schedule TO of the information required to be included in response to the respective Items of the Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 1 to the extent that any information contained herein modifies or supersedes such information.

ITEM 13.	FINANCIAL STATEMENTS.

“Item 13. Financial Statements—(a) Financial Information” is amended and restated in its entirety as follows:

“(a) Financial Information

The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2022 are incorporated herein by reference to Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

The information set forth in the Offer to Purchase under the heading “The U.S. Offer—Section 7. Certain Information Concerning the Company” is incorporated herein by reference.”

ITEM 16.	EXHIBITS

Item 16 of the Statement is hereby supplemented by adding the following exhibits:

(a)(1)(xii)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on March 1, 2023).
(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2023

Banco Santander, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 7, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ii)	Form of Acceptance for Series B Shares (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(ix)	Form of Withdrawal Letter for ADSs (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(x)	Form of Withdrawal Letter for Series B Shares (incorporated by reference to Exhibit (a)(1)(x) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(xi)	Summary Advertisement as published in the Wall Street Journal on February 7, 2023 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Purchaser on February 7, 2023).
(a)(1)(xii)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on March 1, 2023).
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107*	Filing fee table.

* Previously filed.

5